EXHIBIT 1

JOINT FILING AGREEMENT

      In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated: March 12, 2026

OEP AHCO INVESTMENT HOLDINGS, LLC

By: /s/ Gregory Belinfanti
Name: Gregory Belinfanti
Title: Authorized Signatory

ONE EQUITY PARTNERS VII, L.P.
By: OEP VII General Partner, L.P., its general partner
By: OEP VII GP, L.L.C., its general partner

By: /s/ Gregory Belinfanti
Name: Gregory Belinfanti
Title: Authorized Signatory

ONE EQUITY PARTNERS VII-A, L.P.
By: OEP VII General Partner, L.P., its general partner
By: OEP VII GP, L.L.C., its general partner

By: /s/ Gregory Belinfanti
Name: Gregory Belinfanti
Title: Authorized Signatory

ONE EQUITY PARTNERS VII-B, L.P.
By: OEP VII General Partner, L.P., its general partner
By: OEP VII GP, L.L.C., its general partner

By: /s/ Gregory Belinfanti
Name: Gregory Belinfanti
Title: Authorized Signatory

OEP VII PROJECT A CO-INVESTMENT PARTNERS, L.P.
By: OEP VII General Partner, L.P., its general partner
By: OEP VII GP, L.L.C., its general partner

By: /s/ Gregory Belinfanti
Name: Gregory Belinfanti
Title: Authorized Signatory

OEP VII PROJECT A-I CO-INVESTMENT PARTNERS, L.P.
By: OEP VII General Partner, L.P., its general partner
By: OEP VII GP, L.L.C., its general partner

By: /s/ Gregory Belinfanti

Name: Gregory Belinfanti
Title: Authorized Signatory

OEP VII GENERAL PARTNER, L.P.
By: OEP VII GP, L.L.C., its general partner

By: /s/ Gregory Belinfanti

Name: Gregory Belinfanti
Title: Authorized Signatory

OEP VII GP, L.L.C.

By: /s/ Gregory Belinfanti

Name: Gregory Belinfanti
Title: Authorized Signatory

RICHARD CASHIN

By: /s/ Richard Cashin

Name: Richard Cashin